Exhibit 99.1

BiondVax Announces Closing of $10 Million Public Offering of American Depositary Shares and Exercise of Over-Allotment Option

NESS ZIONA, Israel, September 18, 2017 –

BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV, TASE: BVXV), a clinical stage biopharmaceutical company focused on developing and commercializing M-001, a universal flu vaccine candidate, announced today that it has closed an underwritten public offering of 1,500,000 American Depositary Shares ("ADS"), each ADS representing forty (40) of its ordinary shares which are listed on the Tel Aviv Stock Exchange (at NIS 0.0000001 par value each), at a price to the public of $6.00 per ADS. In connection with the public offering, the underwriters exercised in full their over-allotment option to purchase an additional 166,667 shares of common stock at the public offering price, less the underwriting discount. As a result, the total public offering size was 1,666,667 shares, and the gross proceeds from the public offering were $10 million, before deducting underwriting discounts and offering expenses.

Dr. Ron Babecoff, BiondVax’s CEO, commented, “I’d like to thank our investors for their confidence and continued support. We also welcome the new US-based healthcare focused investors. This financing, together with the recent €20 million EIB funding, the Israeli Government support, and our other existing resources, enables us to launch our Phase 3 program including a mid-size manufacturing facility.”

Joseph Gunnar & Co., LLC acted as the sole book-running manager for the offering.

A registration statement relating to these securities was declared effective by the U.S. Securities and Exchange Commission (SEC). This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The final prospectus related to the offering was filed with the SEC and may be accessed on the SEC’s website located at http://www.sec.gov. Copies of the final prospectus may also be obtained from Joseph Gunnar & Co, LLC, Prospectus Department, 30 Broad Street, 11th Floor, New York, NY 10004, telephone 212-440-9600, email: prospectus@jgunnar.com.

About BiondVax

BiondVax is a biopharmaceutical company developing the universal flu vaccine candidate M-001, which is undergoing preparations for a phase 3 clinical trial. The vaccine is designed to provide multi-season protection against most seasonal and pandemic human influenza virus strains. BiondVax’s proprietary technology utilizes a unique combination of conserved and common peptides from influenza virus proteins, activating both arms of the immune system for a cross-protecting and long-lasting effect. BiondVax is traded on NASDAQ: BVXV and TASE: BVXV. For more information, please visit www.biondvax.com.

Contact Details

Joshua Phillipson

Business Development

+972 8 930 2529

j.phillipson@biondvax.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve certain risks and uncertainties reflect the management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. risks and uncertainties include, but are not limited to, the risk that drug development involves a lengthy and expensive process with uncertain outcome, the results of the contemplated  Phase 2 & 3 trials, delays or obstacles in launching and/or successfully completing our clinical trials, the impact of the global economic environment on the Company customer target base, the adequacy of available cash resource and the ability to raise capital when needed. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2016 filed with the U.S. Securities and Exchange Commission, or SEC, which is available on the SEC’s website, www.sec.gov, and in the Company’s periodic filings with the SEC and the Tel-Aviv Stock Exchange.

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